Exhibit (a)(8)

October 8, 2009

Dear Aspect Stockholder:

We are pleased to report that Aspect has entered into a Merger Agreement with Covidien, that provides for the acquisition of Aspect common stock at a price of $12.00 per share in cash. Under the terms of the proposed transaction, Transformer Delaware Corp. (“Purchaser”), a subsidiary of Covidien, has commenced a tender offer today for all of the outstanding shares of Aspect common stock at $12.00 per share in cash. The tender offer is conditioned upon, among other things, at least a majority of Aspect’s outstanding shares on a fully-diluted basis being tendered and the termination of any waiting period under applicable antitrust laws in the United States. Following the consummation of the tender offer and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Purchaser will merge with and into Aspect and Aspect will become a wholly-owned subsidiary of Covidien. In the merger, the shares of Aspect common stock that remain outstanding following the consummation of the tender offer will be converted into the right to receive $12.00 per share in cash.

The Aspect Board of Directors has unanimously determined that the Merger Agreement and the transactions contemplated thereby, including the tender offer and the merger, are fair to and in the best interests of Aspect and its stockholders and approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the tender offer and the merger. Accordingly, the Aspect Board of Directors unanimously recommends that Aspect stockholders accept the offer, tender their shares in the offer and, if required by applicable law, vote their shares in favor of adoption of the Merger Agreement and thereby approve the merger and the other transactions contemplated by the Merger Agreement.

In addition to the Solicitation/Recommendation Statement that accompanies this letter, also enclosed is Covidien’s Offer to Purchase for Cash and related materials, including a Letter of Transmittal for use in tendering shares. We urge you to read the enclosed materials carefully.

The directors and management of Aspect thank you for the support you have given Aspect over the years.

Sincerely,

Nassib G. Chamoun

President and Chief Executive Officer